Filed Pursuant To Rule 433
Registration No. 333-209926
November 3, 2016

Email subject:
Spotlight: Gold price rallies ahead of US election
Market Update:
Gold price rallies ahead of US election
Yesterday, the gold price broke above US$1,300/oz for the first time since early October, as the surprise announcement last Friday October 28th by the FBI relating to Clinton’s email probe, injected a new wave of uncertainty into the presidential election.
As investors fly to quality, gold surges
The US presidential election has tightened up again, pushing investors to hedge risk through high quality, liquid assets such as gold.
The gold price broke its 200-day moving average (US$1,275/oz) and breached the key US$1,300/oz level yesterday where many call options were likely executed.
The gold price posted its strongest two-week gain since the surprise result of the British referendum in late June, when gold also fulfilled its classic safe-haven role.
The fact that the gold price has fallen only slightly below US$1,300/oz, despite a more hawkish-than-expected statement from the Federal Reserve yesterday signaling that they will likely increase interest rates before the end of the year, is also very significant and shows the degree of momentum in investor demand for gold.
We expect that both the presidential and congressional elections results will be supportive of gold regardless of the outcome, given the high uncertainty in the direction of policy and the possibility that the results may be contested.
In our view, rising nationalist movements and political uncertainty around the world, as well as the prevalence ineffective monetary policies, make gold a valuable hedge and key component to investment portfolios long term.

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